

December 5, 2013

Via E-mail
Emanuele A. Lauro
Chief Executive Officer
Scorpio Bulkers Inc.
9, Boulevard Charles III
MC 98000 Monaco

> **Re:** **Scorpio Bulkers Inc.**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed November 27, 2013**
> **File No. 333-192247**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed November 27, 2013**
> **File No. 333-192246**

Dear Mr. Lauro:

We have received your response to our prior comment letter to you dated November 25, 2013 and have the following additional comments.

Registration Statement on Form F-4

General

1. Please refer to comment 4 of our letter dated October 17, 2013. Prior to printing and distribution of the preliminary prospectus, please provide us mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials. Alternatively, please confirm that you do not have any additional pages which include pictures or graphics to be presented.

Future sales of our common stock, page 44

2. We note the disclosure on page 67 that you will pay Scorpio Services Holding Limited fees for arranging vessel acquisitions payable in your common shares. Please revise the last sentence of this risk factor to also highlight the dilutive effect that this arrangement could have on your shareholders.

The Exchange Offer, page 84

Conditions of the Exchange Offer, page 86

3. We note your response to our prior comment 18. It appears that the determination of whether the condition has been satisfied is not based on an objective legal standard. Please revise to clarify the objective standard you will use for the determination of whether the condition has been satisfied or please advise.

Exhibit 8.1

4. Please revise to include counsel's consent to being named in the prospectus and to the prospectus discussion of the opinion.

Registration Statement on Form F-1

Dilution, page 40

5. We note your response and revised disclosure to our prior comment 24; however, it appears that you have excluded all shares of restricted stock, including shares that were issued prior to the period ended September 30, 2013. In this regard, we note that 2,775,000 shares of restricted stock were issued on September 30, 2013 and 1,380,000 shares of restricted stock were issued subsequent to September 30, 2013. Please revise accordingly.

Independent Accountant's Report, page F-2

6. Please explain why reference to the consolidated statement of changes in shareholders' equity in your independent accountant's report has been deleted. As the consolidated statement of changes in shareholders' equity is included in your set of consolidated financial statements, please revise your independent accountants report to make reference to the statement of changes in shareholders' equity.

Notes to the consolidated financial statements

9. Related Party Transactions, page F-14

7. Under Certain Relationships and Related Party Transactions, we note that you entered into an administrative services agreement with SSH for the provision of administrative staff, office space and accounting, legal compliance, financial and information technology services. As SSH is also controlled and owned by the Lolli-Ghetti family, please expand your related party disclosure to include the nature your relationship with SSH and the nature and terms of the administrative services agreement.

Other

8. Please make conforming changes with respect to comments issued on the Form F-1 to the Form F-4, where applicable.

Exhibit 8.1

9. Please revise to include counsel's consent to being named in the prospectus and to the prospectus discussion of the opinion.

You may contact Effie Simpson at (202) 551- 3346 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Edward S. Horton, Esq.
        Seward & Kissel LLP